September 15, 2011

Ms. Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s (the “Company’s”) filings referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Company’s responses to the comments contained in your letter dated August 16, 2011 addressed to Mr. Steven H. Temares, Chief Executive Officer, made in connection with a review of the Company’s Form 10-K for the fiscal year ended February 26, 2011 filed April 26, 2011 and the Definitive Proxy Statement on Schedule 14A filed May 25, 2011.

Your comment is set forth first in boldfaced type, followed by the Company’s response. In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 1. Business, page 3

1.  Please provide the disclosure required by Item 101(d) of Regulation S-K.

In future filings, the Company will provide the disclosure required by Item 101(d) of Regulation S-K in “Item 1. Business”.  For the fiscal years ended February 26, 2011, February 27, 2010 and February 28, 2009, the Company considered both quantitative and qualitative factors and concluded that its revenues and long lived assets for all foreign countries are not material to its business as a whole.  Please note in “Item 2 — Properties” of the Company’s Form 10-K for the fiscal year ended February 26, 2011, the Company disclosed 22, or 1.9%, of its 1,139 stores were located in foreign countries.

PROPOSED DISCLOSURE

History

The Company was founded in 1971 by Leonard Feinstein and Warren Eisenberg, the Co-Chairmen of the Company. Each has more than 50 years of experience in the retail industry.

The Company commenced operations in 1971 with the opening of two stores, which primarily sold bed linens and bath accessories. In 1985, the Company introduced its first store carrying a full line of domestics merchandise and home furnishings. The Company began using the name “Bed Bath & Beyond” in 1987 in order to reflect the expanded product line offered by its stores and to distinguish its stores from conventional specialty retail stores offering only domestics merchandise or home furnishings. In March 2002, the Company acquired Harmon, a health and beauty care retailer, which operated 27 stores at the time located in Connecticut, New Jersey and New York. In June 2003, the Company acquired CTS, a retailer of giftware and household items, which operated 23 stores at the time located in Connecticut, Maine, Massachusetts, New Hampshire, New York and Rhode Island. In March 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, which operated 8 stores at the time located in Maryland, New Jersey, New York and Virginia. In December 2007, the Company opened its first international BBB store in Ontario, Canada. In May 2008, the Company became a partner in a joint venture which operates two stores in the Mexico City market under the name “Home & More.”

Total net sales of the Company were $8.759 billion, $7.829 billion and $7.208 billion for fiscal 2010, 2009 and 2008, respectively.  Net sales outside of the U.S. were not material for fiscal 2010, 2009 and 2008.  Refer to Part II, Item 7 and Item 8 of this Form 10-K for additional financial information.

Introduction, page 3

2. Please disclose the specific metric (e.g., number of stores, revenue, net income, etc.) by which you consider yourself to be the nation’s largest operator of stores selling predominantly domestics merchandise and home furnishings.

When compared to other retailers identified in a detailed analysis by the Company as selling predominantly domestics merchandise and home furnishings, the Company had the highest number of stores, and, for the subset of those retailers where information was available publicly, the highest revenue and net income. However, in future filings, the Company plans to modify this disclosure as follows.

PROPOSED DISCLOSURE

Introduction

Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is a chain of retail stores, operating under the names Bed Bath & Beyond (“BBB”), Christmas Tree Shops (“CTS”), Harmon and Harmon face Values (“Harmon”) and buybuy BABY. In addition, the Company is a partner in a joint venture which operates two stores in the Mexico City market under the name “Home & More.” The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings, consumables and certain juvenile products. The Company offers a breadth and depth of selection in most of its product categories that exceeds what is generally available in department stores or other specialty retail stores.

Competition, page 5

3. Please disclose the basis for your belief that you are the preeminent retailer in your segment of the home goods industry. Please also clarify which segment within the home goods industry you are referring to.

When compared to other retailers identified in a detailed analysis by the Company as selling predominantly domestics merchandise and home furnishings, the Company had the highest number of stores, and, for the subset of those retailers where information was available publicly, the highest revenue and net income. However, in future filings, the Company plans to modify this disclosure as follows.

PROPOSED DISCLOSURE

Competition

The Company operates in the fragmented and highly competitive retail industry. The Company competes with many different types of retail stores that sell many or most of the same products. Such competitors include but are not limited to: (i) department stores, which often carry many of the same product lines as the Company’s stores but do not typically have the same depth or breadth of product selection, (ii) specialty stores, which often have a depth of product selection but typically carry only a limited portion of the product lines carried by the Company’s stores, (iii) discount and mass merchandise stores, (iv) national chains and (v) internet online retailers. In addition, the Company’s stores compete, to a more limited extent, with factory outlet stores that typically offer limited quantities or limited lines of quality merchandise at discount prices. Other entities continue to introduce new concepts that include many of the product lines carried by the Company’s stores. There can be no assurance that the operation of competitors will not have a material effect on the Company.

Item 1A. Risk Factors, page 6

4. We note that your risk factor subheadings include only the subject of the risk factors and do not specifically describe the risks and any such effects on your business, financial condition, or results of operations. Please revise these risk factor subheadings so that they provide a succinct description of the risk that you discuss in the text of the full risk factor and provide us with your proposed disclosure. See Item 503(c) of Regulation S-K.

In future filings, the Company will revise its risk factor subheadings to specifically describe the risks and any such effects on our business, financial condition, or results of operations.

PROPOSED DISCLOSURE

ITEM 1A — RISK FACTORS FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company’s actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors that may be outside the Company’s control. Such factors include the following:

General economic factors beyond the Company’s control and changes in the economic climate could adversely affect the Company’s performance.

General economic factors that are beyond the Company’s control impact the Company’s forecasts and actual performance. These factors include housing markets, recession, inflation, deflation, consumer credit availability, consumer debt levels, fuel and energy costs, interest rates, tax rates and policy, unemployment trends, the impact of natural disasters and terrorist activities, conditions affecting the retail environment for the home and other matters that influence consumer spending. Changes in the economic climate could adversely affect the Company’s performance.

The Company operates in the highly competitive retail business where any unanticipated changes in the pricing and other practices of competitors may adversely affect the Company’s performance.

The retail business is highly competitive. The Company competes for customers, associates, locations, merchandise, services and other important aspects of the business with many other local, regional and national retailers. Those competitors range from specialty retail stores to department stores, discounters and internet online retailers. Unanticipated changes in the pricing and other practices of those competitors, including promotional activity, may adversely affect the Company’s performance.

The Company’s failure to anticipate and respond in a timely fashion to changes in consumer preferences and demographic factors could have a material adverse affect on the Company’s financial condition and results of operations.

The Company’s success depends on our ability to anticipate and respond in a timely manner to changing merchandise trends, customer demands and demographics. The Company’s failure to anticipate, identify or react appropriately to changes in customer tastes, preferences, spending patterns and other lifestyle decisions could lead to, among other things, excess inventories or a shortage of products and could have a material adverse affect on the Company’s financial condition and results of operations.

Unusual weather patterns could adversely affect the Company’s performance.

The Company’s operating results could be negatively impacted by unusual weather patterns. Frequent or unusually heavy snow, ice or rain storms, hurricanes, floods, tornados or extended periods of unseasonable temperatures could adversely affect the Company’s performance.

A major disruption of the Company’s information technology systems could negatively impact operating results.

The Company’s operating results could be negatively impacted by a major disruption of the Company’s information technology systems. The Company relies heavily on these systems to process transactions, manage inventory replenishment, summarize results and control distribution of products. Despite numerous safeguards and careful contingency planning, the system is still subject to power outages, computer viruses, telecommunication failures, security breaches and other catastrophic events. A major disruption of the system and its backup mechanisms may cause the Company to incur significant costs to repair the system, experience a critical loss of data and result in business interruptions.

A privacy breach of the Company’s data security systems could have a negative impact on the Company’s operating results and financial performance due to possible loss of consumer confidence, as well as potential government penalties and private litigation.

The Company stores certain information about its customers and employees in the ordinary course of business. The Company invests considerable resources in protecting this sensitive information but is still subject to a possible security event. A breach of our security systems resulting in unauthorized access to stored personal information could negatively impact the Company’s operating results and financial performance. Certain aspects of the business, particularly the Company website, heavily depend on consumers entrusting personal financial information to be transmitted securely over public networks. A loss of consumer confidence could result in lost future sales and have a material adverse effect on the Company’s reputation. In addition, a privacy breach could cause the Company to incur significant costs to restore the integrity of its system, and could result in significant costs in government penalties and private litigation.

Changes in statutory, regulatory, and other legal requirements at a local, state and national level could potentially impact the Company’s operating and financial results.

The Company is subject to numerous statutory, regulatory and legal requirements at a local, state and national level. The Company’s operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation in the event of deemed noncompliance. Changes in the regulatory environment in the area of product safety, environmental protection, privacy and information security, wage and hour laws, among others, could potentially impact the Company’s operations and financial results.

Changes to accounting rules, regulations and tax laws, or new interpretations of existing accounting standards or tax laws could negatively impact the Company’s operating results and financial position.

The Company’s operating results and financial position could be negatively impacted by changes to accounting rules and regulations or new interpretations of existing accounting standards. These changes may include, without limitation, changes to lease accounting standards. The Company’s effective income tax rate could be impacted by changes in accounting standards as well as changes in tax laws or the interpretations of these tax laws by courts and taxing authorities which could negatively impact the Company’s financial results.

The success of the Company is dependent, in part, on managing costs of labor, merchandise and other expenses that are subject to factors beyond the Company’s control.

The Company’s success depends, in part, on its ability to manage operating costs and to look for opportunities to reduce costs. The Company’s ability to meet its labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and changing demographics. The Company’s ability to find qualified vendors and obtain access to products in a timely and efficient manner can be adversely affected by political instability, the financial instability of suppliers, suppliers’ noncompliance with applicable laws, transportation costs and other factors beyond the Company’s control.

The Company’s growth depends, in part, on its ability to open new stores and operate profitably.

The Company’s growth depends, in part, on its ability to open new stores and operate profitably. The Company’s ability to open additional stores successfully will depend on a number of factors, including its identification and availability of suitable store locations; its success in negotiating leases on acceptable terms; its hiring and training of skilled store operating personnel, especially management; and its timely development of new stores, including the availability of construction materials and labor and the absence of significant construction and other delays in store openings based on weather or other events. This increases the cost of doing business and the risk that the Company’s business practices could result in liabilities that may adversely affect its performance, despite the exercise of reasonable care.

Uncertainties in the credit and capital markets may result in realized losses of the Company’s investments in auction rate securities, which could negatively impact the Company’s financial position, cash flow and results of operations.

As of February 26, 2011, the Company held approximately $109.7 million of net investments in auction rate securities. These securities are invested in preferred shares of closed end municipal bond funds, which are required, pursuant to the Investment Company Act of 1940, to maintain minimum asset coverage ratios of 200%. None of the auction rate securities held by the Company are mortgage-backed debt obligations. Beginning in mid-February 2008, the auction process for the Company’s auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities but do not affect the underlying collateral of the securities. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies and the Company believes that given their high credit quality, it will ultimately recover at par all amounts invested in these securities.

These securities of approximately $112.9 million at par had a temporary valuation adjustment of approximately $3.2 million to reflect their current lack of liquidity. Since this valuation adjustment is deemed to be temporary it was recorded in accumulated other comprehensive income, net of a related tax benefit, and did not affect the Company’s net earnings for fiscal 2010. The Company does not anticipate that any potential lack of liquidity in these auction rate securities, even for an extended period of time, will affect its ability to finance its operations, including its expansion program, share repurchase program and planned capital expenditures. However, if the interest rate environment changes, the Company may incur further temporary impairment losses. If uncertainties in the credit and capital markets continue and these markets deteriorate further, the Company may conclude that the decline in value is other than temporary and incur realized losses, including up to the full amount of the investments in auction rate securities, which could negatively affect the Company’s financial position, cash flow and results of operations. During fiscal 2010 and 2009, approximately $25.0 million and $38.5 million, respectively, of these auction rate securities, were redeemed at par. As of February 26, 2011, the Company classified approximately $5.8 million of these securities as short term investment securities due to expected redemptions at par during fiscal 2011. Subsequent to the end of fiscal 2010 through April 15, 2011, the Company additionally redeemed approximately $5.8 million of these securities at par. The classification and valuation of these securities will continue to be reviewed quarterly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

Net Sales, page 17

5. Please disclose whether the increase in your comparable store sales was attributable to an increase in prices or to an increase in the volume of goods sold. See Item 303(a)(3)(iii) of Regulation S-K.

In future filings, the Company will disclose whether the change in its comparable store sales was attributable to the number of transactions or average transaction amount.

PROPOSED DISCLOSURE

Net Sales

Net sales in fiscal 2010 increased $929.7 million to $8.759 billion, representing an increase of 11.9% over $7.829 billion of net sales in fiscal 2009, which increased $620.5 million or 8.6% over the $7.208 billion of net sales in fiscal 2008. For fiscal 2010, approximately 65.2% of the increase in net sales was attributable to an increase in the Company’s comparable store sales and the balance of the increase was primarily attributable to an increase in the Company’s new store sales. For fiscal 2009, approximately 51.4% of the increase in net sales was attributable to an increase in the Company’s new store sales and the balance of the increase was primarily attributable to an increase in the Company’s comparable store sales.

For fiscal 2010, comparable store sales for 1,013 stores represented $8.339 billion of net sales; for fiscal 2009, comparable store sales for 942 stores represented $7.409 billion of net sales; and for fiscal 2008, comparable store sales for 874 stores represented $6.746 billion of net sales. Comparable store sales increased by approximately 7.8% for fiscal 2010 and increased by approximately 4.4% for fiscal 2009. The increase in comparable store sales in fiscal 2010 was primarily attributable to an increase in the number of transactions.

Definitive Proxy Statement on Schedule 14A

Other Board of Directors Information, page 6

Director Compensation Table for Fiscal 2010, page 6

6. Please disclose in a footnote to the table the aggregate number of stock awards outstanding for each director at the end of your most recently completed fiscal year. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

In future filings, the Company will revise footnote (1) of the Director Compensation Table to include the aggregate number of stock awards outstanding for each director at the end of the most recently completed fiscal year.

PROPOSED DISCLOSURE

Represents the value of 1,318 restricted shares of common stock of the Company granted under the Company’s 2004 Incentive Compensation Plan at fair market value on the date of the Company’s 2010 Annual Meeting of Shareholders ($37.96 per share, the average of the high and low trading prices on June 29, 2010), such restricted stock to vest on the first trading day following the expiration of any applicable blackout period following the last day of the fiscal year of grant provided that the director remains in office until the last day of the fiscal year.  The 1,318 of unvested restricted shares of common stock represent the aggregate number of stock awards outstanding for each director as of February 26, 2011.

Executive Compensation, page 13

Methodology, page 14

7. Please clarify whether you benchmarked your named executive officers’ total compensation, or any individual element of compensation, against data from the peer group. If you did, then please provide the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee of the Company benchmarked the named executive officers’ total compensation and separately their salaries against data from the peer group of 18 companies described in the Proxy Statement.

In future proxy statements, the Company will disclose whether the Compensation Committee benchmarked the total compensation or any material element of compensation in determining compensation for the fiscal year in question, identifying the benchmark and, if applicable, its components including component companies.

PROPOSED DISCLOSURE

In making its determinations for fiscal 2010, the Compensation Committee engaged JFR to conduct a compensation review for all executive officers, including the named executive officers and for certain other executives.  Under the direction of the Compensation Committee and in connection with this review, JFR benchmarked the named executive officers’ total compensation and separately their salaries against data from the 18 company peer group. JFR performed a compensation study that relied on the compensation analysis conducted in 2009, and included additional market data from surveys and proxies.  Their approach involved determining the median and 75th percentile market compensation by position.  JFR advised that in all cases the increased total direct (cash and non-cash) compensation for the named executive officers was below the 75th percentile of the peer group in calculations that also compared total compensation against such group’s latest reported fiscal year compensation.  Since the compensation for all of the Company’s named executive officers for fiscal 2009 remained the same as the compensation for those executives for fiscal 2008 and since the Company achieved strong financial results in fiscal 2009, the Compensation Committee determined, early in fiscal 2010, that all of the executive officers of the Company, other than the Co-Chairmen, should receive increases in base salaries effective in May 2010.

Elements of Compensation, page 15

Equity Compensation, page 16

8. Please discuss your policies for allocating equity compensation between stock awards and option awards. We note that the stock awards granted to your named executive officers other than Mr. Temares have significantly exceeded the option awards granted to such named executive officers, and that the stock awards granted to Mr. Temares have been generally equal to, or less than, the option awards granted to Mr. Temares. Please explain this difference. See Item 402(b)(2)(ii) of Regulation S-K and Section II.B.1 of Release No. 33-8732A (August 29, 2006).

As described in the Proxy Statement, all executives other than the named executive officers and other key executives whose compensation is determined by the Compensation Committee receive grants consisting solely of restricted stock.  Awards of stock options are made only to such executive officers and key executives.  The highest proportion of equity compensation allocated to stock options for fiscal 2010 was allocated to the Chief Executive Officer.  The award of stock options to executive officers and certain other key employees only (with the highest proportion of equity compensation in the form of stock options allocated to the Chief Executive Officer) reflects a belief that it is generally appropriate to allocate equity compensation in the form of stock options, which reward executives only if shareholder values are increased, to those executives who are most directly responsible for achieving the enhancement of shareholder value.  As disclosed under “Equity Compensation” in the Proxy Statement, a lower proportion of equity compensation was allocated to stock options for the Co-Chairmen for fiscal 2010 reflecting both their substantial stock ownership and the further shifting of senior executive responsibility to the Chief Executive Officer.

In future proxy statements, the Company will disclose the reasons for the allocation of equity compensation between stock awards and option awards applicable for the fiscal year in question.

Grant of Plan Based Awards, page 27

9. We note that the exercise price of the option awards is different from your closing market price on the date of grant. Please disclose your methodology for determining such exercise price. See Instruction 3 to Item 402(d) of Regulation S-K.

In future filings, the Company will disclose in a footnote to the Grant of Plan Based Awards table the Company’s methodology for determining the exercise price of option awards.

PROPOSED DISCLOSURE

The exercise price of option awards is the average of the high and low trading prices of the Company’s common stock on the date of grant.*

*The footnote will reference the “Exercise or Base Price of Option Awards” column.

Outstanding Equity Awards at Fiscal Year End, page 28

10. Please disclose the vesting dates of each unvested option award and of each unvested stock award. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For

further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

In future filings, the Company will disclose the vesting dates of each unvested option award and of each unvested stock award in footnotes to the Outstanding Equity Awards at Fiscal Year End table.  See footnotes 3 through 9 in the following proposed disclosure.

PROPOSED DISCLOSURE

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth information for each of the named executive officers with respect to the value of all unexercised options and unvested restricted stock awards as of February 26, 2011, the end of fiscal 2010.

Option Awards (1)						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested (2) ($)
Warren Eisenberg	200,000	0		$31.6150	3/06/12	161,985	(6)	$7,750,982
	100,000	0		$32.5200	3/06/12
	133,333	0		$38.2200	4/25/13
	266,667	0		$38.7650	4/25/13
	300,000	0		$41.3450	3/03/14
	100,000	0		$37.5100	4/20/13
	100,000	0		$38.5150	4/17/14
	100,000	0		$41.1150	5/10/15
	54,245	27,122	(3)	$32.8700	5/12/16
	28,201	56,402	(3)	$28.3300	5/11/17
	0	29,326	(3)	$45.2000	5/10/18

Leonard Feinstein	200,000	0		$31.6150	3/06/12	161,985	(6)	$7,750,982
	100,000	0		$32.5200	3/06/12
	133,333	0		$38.2200	4/25/13
	266,667	0		$38.7650	4/25/13
	300,000	0		$41.3450	3/03/14
	100,000	0		$37.5100	4/20/13
	100,000	0		$38.5150	4/17/14
	100,000	0		$41.1150	5/10/15
	54,245	27,122	(3)	$32.8700	5/12/16
	28,201	56,402	(3)	$28.3300	5/11/17
	0	29,326	(3)	$45.2000	5/10/18

Steven H. Temares	120,000	0		$31.6150	3/06/12	278,016	(7)	$13,303,066
	180,000	0		$32.5200	3/06/12
	80,000	0		$38.2200	4/25/13
	320,000	0		$38.7650	4/25/13
	300,000	0		$41.3450	3/03/14

	200,000	0		$37.5100	4/20/13
	160,000	40,000	(4)	$38.5150	4/17/14
	120,000	80,000	(4)	$41.1150	5/10/15
	149,715	224,573	(4)	$32.8700	5/12/16
	59,221	236,888	(4)	$28.3300	5/11/17
	0	263,930	(4)	$45.2000	5/10/18

Arthur Stark	100,000	0		$38.7650	4/25/13	130,919	(8)	$6,264,474
	80,000	20,000	(5)	$41.3450	3/03/14
	15,000	10,000	(5)	$37.5100	4/20/13
	10,000	15,000	(5)	$38.7950	4/17/14
	5,000	20,000	(5)	$41.1150	5/10/15
	0	41,029	(5)	$32.8700	5/12/16
	0	44,664	(5)	$28.3300	5/11/17
	0	32,101	(5)	$45.2000	5/10/18

Eugene A. Castagna	100,000	0		$38.7650	4/25/13	101,756	(9)	$4,869,025
	80,000	20,000	(5)	$41.3450	3/03/14
	15,000	10,000	(5)	$37.5100	4/20/13
	10,000	15,000	(5)	$38.7950	4/17/14
	5,000	20,000	(5)	$41.1150	5/10/15
	0	41,029	(5)	$32.8700	5/12/16
	0	44,664	(5)	$28.3300	5/11/17
	0	32,101	(5)	$45.2000	5/10/18

(1)                                  During fiscal 2006, an independent committee of the Company’s Board of Directors identified various deficiencies in the process of granting and documenting stock options and restricted shares, with the result, among other things, that for purposes of Section 409A of the Code, certain stock options were deemed to have been granted with an exercise price less than the value of underlying common stock on the date of grant.  Under Section 409A, this would have subjected certain stock options held by a significant number of the Company’s associates (including Messrs. Eisenberg, Feinstein, Temares, Stark and Castagna) to adverse tax consequences unless brought into compliance with Section 409A.  In order to effect such compliance, the exercise price of certain options held by Messrs. Eisenberg, Feinstein and Temares was increased without any payment or other consideration to the affected executive.  As a consequence, individual option grants to Messrs. Eisenberg, Feinstein and Temares may appear in this table as multiple entries where the exercise price was increased for only a portion of such grant.

(2)                                  Market value is based on the closing price of the Company’s common stock of $47.85 per share on February 25, 2011, the last trading day in fiscal 2010.

(3)                                  Messrs. Eisenberg and Feinstein’s unvested option awards are scheduled to vest as follows: (a) 27,122 on May 12, 2011, (b) 28,201 on each of May 11, 2011 and 2012, and (c) 9,776 on May 10, 2011 and 9,775 on each of May 10, 2012 and 2013.

(4)                                  Mr. Temares’ unvested option awards are scheduled to vest as follows: (a) 40,000 on April 17, 2011, (b) 40,000 on each of May 10, 2011 and 2012, (c) 74,857 on May 12, 2011 and 74,858 on each of May 12, 2012 and 2013, (d) 59,222 on each of May 11, 2011, 2012, 2013 and 2014, and (e) 52,786 on each of May 10, 2011, 2012, 2013, 2014 and 2015.

(5)                                  Messrs. Stark and Castagna’s unvested option awards are scheduled to vest as follows: (a) 20,000 on March 3, 2011, (b) 5,000 on each of April 20, 2011 and 2012, (c) 5,000 on each of April 17,

2011, 2012 and 2013, (d) 5,000 on each of May 10, 2011, 2012, 2013 and 2014, (e) 8,205 on May 12, 2011 and 8,206 on each of May 12, 2012, 2013, 2014 and 2015, (f) 8,932 on May 11, 2012 and 8,933 on each of May 11, 2013, 2014, 2015, and 2016, and (g) 6,420 on each of May 10, 2011, 2012, 2013, and 2014 and 6,421 on May 10, 2015.

(6)                                  Messrs. Eisenberg and Feinstein’s unvested stock awards are scheduled to vest as follows: (a) 12,463 on April 17, 2011, (b) 11,675 on each of May 10, 2011 and 2012, (c) 12,169 on each of May 12, 2011 and 2012 and 12,170 on May 12, 2013, (d) 14,119 on each of May 11, 2011 and 2013 and 14,120 on each of May 11, 2012 and 2014, and (e) based on the Company’s achievement of a performance-based test for the fiscal year of the grant, 6,637 on each of May 10, 2011, 2012, 2013 and 2014 and 6,638 on May 10, 2015.

(7)                                 Mr. Temares’ unvested stock awards are scheduled to vest as follows: (a) 12,463 on April 17, 2011, (b) 11,675 on each of May 10, 2011 and 2012, (c) 14,603 on each of May 12, 2011, 2012 and 2013, (d) 24,709 on each of May 11, 2011, 2012, 2013 and 2014, and (e) based on the Company’s achievement of a performance-based test for the fiscal year of the grant, 19,911 on each of May 10, 2011 and 2013 and 19,912 on each of May 10, 2012, 2014 and 2015.

(8)                                  Mr. Stark’s unvested stock awards are scheduled to vest as follows: (a) 3,199 on April 20, 2011 and 3,200 on April 20, 2012, (b) 3,894 on April 17, 2011 and 3,895 on each of April 17, 2012 and 2013, (c) 4,865 on each of May 10, 2011, 2013 and 2014 and 4,864 on May 10, 2012, (d) 6,084 on each of May 12, 2011 and 2013 and 6,085 on each of May 12, 2012, 2014 and 2015, (e) 7,059 on May 11, 2012 and 7,060 on each of May 11, 2013, 2014, 2015 and 2016, and (f) based on the Company’s achievement of a performance-based test for the fiscal year of the grant, 5,531 on each of May 10, 2013, 2014, 2015, 2016 and 2017.

(9)                                  Mr. Castagna’s unvested stock awards are scheduled to vest as follows: (a) 3,199 on April 20, 2011 and 3,200 on April 20, 2012, (b) 3,116 on each of April 17, 2011, 2012 and 2013, (c) 3,648 on each of May 10, 2011 and 2013 and 3,649 on each of May 10, 2012 and 2014, (d) 4,563 on each of May 12, 2011, 2012 and 2014 and 4,564 on each of May 12, 2013 and 2015, (e) 5,294 on May 11, 2012 and 5,295 on each of May 11, 2013, 2014, 2015 and 2016, and (f) based on the Company’s achievement of a performance-based test for the fiscal year of the grant, 4,424 on May 10, 2013 and 4,425 on each of May 10, 2014, 2015, 2016 and 2017.

Nonqualified Deferred Compensation, page 31

11. Please disclose the measures for calculating interest or other plan earnings, including quantifying interest rates and other earnings measures applicable during your last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

In future filings, the Company will disclose in a footnote to the Nonqualified Deferred Compensation Table the measures for calculating plan earnings.

PROPOSED DISCLOSURE

Amounts reported in this column* represent returns on participant-selected investments.

*The footnote will reference the “Aggregate Earnings (Losses) in Fiscal 2010” column.

12. Please disclose via footnote, if correct, that certain amounts disclosed in the column “Aggregate Balance at Fiscal Year End 2010” were previously reported as compensation to your named executive officers in your Summary Compensation Table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

In future filings, the Company will disclose the amounts in the column “Aggregate Balance at Fiscal Year End” that were previously reported as compensation to the named executive officers in the Summary Compensation Table in a footnote to the Nonqualified Deferred Compensation Table.

PROPOSED DISCLOSURE

Amounts reported in this column* that were also reported in previously filed Proxy Statements in the “Salary” or “All Other Compensation” columns of the Summary Compensation Table for Messrs. Eisenberg, Feinstein, Temares, Stark, and Castagna were $584,816, $584,816, $82,720, $452,625 and $257,580, respectively.

*The footnote will reference the “Aggregate Balance at Fiscal Year End 2010” column.

Written Acknowledgement

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)